WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

MARTIN LIPTON
HERBERT M. WACHTELL
BERNARD W. NUSSBAUM
LAWRENCE B. PEDOWITZ
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ERIC M. ROTH
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MARC WOLINSKY
DAVID GRUENSTEIN
STEPHEN G. GELLMAN
STEVEN A. ROSENBLUM
STEPHANIE J. SELIGMAN
JOHN F. SAVARESE
SCOTT K. CHARLES
DAVID S. NEILL
JODI J. SCHWARTZ
ADAM O. EMMERICH
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
DOUGLAS K. MAYER
MICHAEL J. SEGAL
DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN
PETER C. CANELLOS
DAVID M. EINHORN
THEODORE GEWERTZ
RICHARD D. KATCHER
THEODORE A. LEVINE
ROBERT B. MAZUR
PHILIP MINDLIN
ROBERT M. MORGENTHAU
ERIC S. ROBINSON
PATRICIA A. ROBINSON*
LEONARD M. ROSEN
MICHAEL W. SCHWARTZ
ELLIOTT V. STEIN
WARREN R. STERN
PATRICIA A. VLAHAKIS
J. BRYAN WHITWORTH
AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

MICHELE J. ALEXANDER
LOUIS J. BARASH
DIANNA CHEN
ANDREW J.H. CHEUNG
PAMELA EHRENKRANZ
ELAINE P. GOLIN
PAULA N. GORDON
NANCY B. GREENBAUM
MAURA R. GROSSMAN
J. AUSTIN LYONS
AMANDA N. PERSAUD
JEFFREY A. WATIKER

RACHELLE SILVERBERG
DAVID C. BRYAN
STEVEN A. COHEN
GAVIN D. SOLOTAR
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
JAMES COLE, JR.
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
DAVID A. SCHWARTZ
JOHN F. LYNCH
WILLIAM SAVITT
ERIC M. ROSOF
MARTIN J.E. ARMS
GREGORY E. OSTLING
DAVID B. ANDERS
ADAM J. SHAPIRO
NELSON O. FITTS
JEREMY L. GOLDSTEIN
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
ANTE VUCIC
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN

DIRECT DIAL: (212) 403-1220
E-MAIL: ESRobinson@wlrk.com

September 12, 2011

STRICTLY CONFIDENTIAL

Ms. Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: **Cracker Barrel Old Country Store, Inc.**
Schedule 14A filed September 2, 2011

Dear Ms. Duru:

On behalf of our client, Cracker Barrel Old Country Store, Inc. (the "Company"), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the "Staff") that you conveyed during our telephone conversation on September 8, 2011, regarding the Company's Schedule 14A filed on September 2, 2011 (the "Schedule 14A"). For your convenience, the Staff's oral comment is set forth in bold, followed by the response on behalf of the Company.

Oral Staff Comment[1]: **We note the bullet point in the Company's press release filed on Schedule 14A that "Including a director of a competitor on the Cracker Barrel Board would violate the federal antitrust laws." This appears to be a statement of opinion or belief. Please provide supplementally an analysis or basis for that statement. In fu-**

---

[1] As the comment was provided by telephone, the description provided above is not literal, but is intended to be a summary based on notes taken by counsel.

ture filings, statements of opinion or belief should be qualified as such and have a good faith basis, and the issuer may be requested to provide supplementally documents supporting such basis.

Company's Response: The Company acknowledges the Staff's comment but respectfully submits that the referenced statement is a statement of fact under Section 8 of the Clayton Act (subject to the de minimis exceptions), rather than a statement of opinion or belief. The reference to this statement of fact as one of the reasons for the Cracker Barrel board's decision not to appoint Mr. Biglari to the board is based on an analysis of the application of Section 8 of the Clayton Act to Mr. Biglari's candidacy. The Company is providing the Staff with supplemental support for the statement and the related analysis under separate cover.

* * *

Should you request further clarification of any of the issues raised in this letter or the Schedule 14A, please contact the undersigned at (212) 403-1220 or Steven A. Rosenblum at (212) 403-1221.

Sincerely,

Eric S. Robinson

Enclosures

cc: Steven A. Rosenblum, Esq.
Nelson O. Fitts, Esq.
Wachtell, Lipton, Rosen & Katz

N.B. Forrest Shoaf, Esq.
Senior Vice President, Secretary and Chief Legal Officer
Cracker Barrel Old Country Store, Inc.